UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

(Mark One)

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended May 31, 2018

Web Global Holdings, Inc.
(Exact name of registrant as specified in its charter)

Colorado	84-1293864
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3940 Laurel Canyon Blvd #160, Studio City, CA 91604

(Full mailing address of principal executive offices)

Issuer’s telephone number (including area code): (347) 983-9208

WEB GLOBAL HOLDINGS, INC.

SEMIANNUAL REPORT ON FORM 1-SA

2

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion of our financial condition and results of operations should be read in conjunction with our condensed consolidated financial statements and the related notes included in Item 3 of this report, and together with our audited consolidated financial statements and the related notes included in our Form 1-A for the fiscal year ended November 30, 2017. Historical results are not necessarily indicative of future results.

Certain statements and other information set forth in this semi-annual report on Form 1-SA may address or relate to future events and expectations and as such constitute “forward-looking statements” within the meaning of the Private Securities Litigation Act of 1995. Such forward-looking statements involve significant risks and uncertainties. Such statements may include, without limitation, statements with respect to our plans, objectives, projections, expectations and intentions and other statements identified by words such as “may”, “could”, “would”, “should”, “will”, “believes”, “expects”, “anticipates”, “estimates”, “intends”, “plans” or similar expressions. Forward-looking statements include, but are not limited to, statements about: expectations regarding our future revenue, the timing and release of our games, the implementation of our business model, our ability to enter into further licensing and publishing agreements, proceeds, timing and other expectations regarding the sale of Fig Game Shares, our expectations regarding our cash flow, our financial performance, our ability to obtain funding for our operations, our expectations regarding our cost of revenue, operating expenses and capital expenditures, and our future capital requirements.

All forward-looking statements are predictions or projections and involve known and unknown risks, estimates, assumptions, uncertainties and other factors that may cause our actual transactions, results, performance, achievements and outcomes to differ adversely from those expressed or implied by such forward-looking statements. You should not place undue reliance on forward-looking statements.

The cautionary statements set forth in this report and in the section entitled “Risk Factors” in our Annual Statement on Form 1-A (File No. 024-10841), which was filed with the Securities and Exchange Commission, or SEC, on July 23, 2018 identify important factors that you should consider in evaluating our forward-looking statements. These factors include, among other things: (1) our history of losses; (2) our ability to continue as a going concern; (3) we may not ne able to have our content accepted by the marketplace; (4) markets for our products and services; (5) our cash flows; (6) our operating performance; (7) our financing activities; (8) Our ability to compete effectively; (9) our ability to source and finance video entertainment products (10) our tax status; (11) national, international and local economic and business conditions that could affect our business; (12) industry developments affecting our business, financial condition and results of operations; and (13) governmental approvals, actions and initiatives and changes in laws and regulations or the interpretation thereof, including without limitation tax laws, regulations and interpretations.

Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee future transactions, results, performance, achievements or outcomes. No assurance can be given that the expectations reflected in our forward-looking statements will be attained or that deviations from them will not be material and adverse. We undertake no obligation, other than as may be required by law, to re-issue this report or otherwise make public statements in order to update our forward-looking statements beyond the date of this report.

In this report, all references to “Webb,” “we,” “us,” “our,” or “the Company” mean Web Global Holdings, Inc. and its consolidated entities.

This report contains trademarks, service marks and trade names that are the property of their respective owners.

3

Overview

The Company. through its subsidiary Allocation Media Entertainment, creates and distributes both unscripted and scripted television programming. We specialize in high concept material that is inspiring, entertaining and thought-provoking. Our shows are distributed to numerous broadcast, cable, syndicated, digital and foreign territories around the world.

The Company initially is developing and producing CryptoCake. CryptoCake will stream live daily through Apple TV, Roku, Amazon Fire, YouTube and other OTT platforms, including mobile and web apps. CryptoCake has the quality reporting of a CNBC or Bloomberg Channel but with an edgy VICE-like tone and the newsroom look of TMZ. As the streaming audience grows, CryptoCake plans to also move into more traditional satellite and cable TV markets such as DirectTV, Time Warner, Dish and Cox Cable. CryptoCake also aims for future carrier agreements to Spectrum and DirectTV and syndicated to Netflix and Hulu along with other numerous foreign satellite and cable providers.

CryptoCake solves a problem currently facing the crypto environment.

Problem: Cryptocoin companies are having a hard time trying to break into mainstream adoption and create a legit industry. No media outlet has effectively explained the story and revealed how this new economy works.

Solution: CryptoCake will cover the entire cyber terrain of cryptocurrencies, blockchain techs, cold wallet storages – everything around this new digital cash revolution.

The Company’s team wants CryptoCake to be the first and most important source for current crypto news and info. CryptoCake wants to connect cryptocoin companies, blockchain and other digital currency enterprise technologies and financially associated industries for the benefit of their promotion, marketing and advertising. CryptoCake is a powerful vehicle to do this especially since Facebook, Twitter and other social media companies have banned ads of cryptos on their systems. CryptoCake has 12 one-hour block shows ready to go with logos, formats and act breaks for commercial ad space. CryptoCake has outlines for documentary subject matter with cryptos, blockchain and various supporting digital currency tech.

Products and Services

(1)	CryptoCake’s FREE streaming app for OTT (over-the-top) devices. Income initially will be generated by advertising revenue, sponsorship dollars, and product placement fees. CryptoCakewill streamcast LIVE financial and business-related reality programming including pre-recorded talk shows, investigative reports, documentaries, infomercials, with worldwide cryptocurrency news reporting. The channel will provide live news interspersed with recorded programs during the weekdays from 4 am until 7 pm, with weekend content as well. Off peak hours will feature repeated content. A rolling ticker at the bottom of the screen will provide real-time updates on share prices for cryptocurrency stocks, coin values as well as crypto market indices, and breaking news.

(2)	CryptoCake FREE mobile apps for viewers to stream content and get info on cryptocoins.

(3)	CryptoCake Website, will feature breaking Bitcoin and cryptocurrency news, banner ad selections, featured sponsorship paid stories, links, a subscription-based login service for more serious cryptocoin investors and product promotions.

4

Future products/services:

(1)	CryptoCake Industry Data Accounts: The Company expects to launch this web-based and app-based database of cryptocoins and companies. The build out is intended to be similar to iMBD for Cryptocoins.

(2)	CryptoCake Archives Accounts. Previous shows can be downloaded for a fee.

(3)

CryptoCake plans to Syndicate its shows to Netflix and Hulu. CryptoCake also aims to have carrier agreements with Spectrum, DirectTV and SlingTV. This also can include other foreign and domestic satellite and cable companies.

Feeding The Pros and Celebrity Family Mealtime: Feeding The Pros and Celebrity Family Mealtime are cooking / reality interview shows that will shoot in a studio in the Los Angeles area for up to 2 months shoot. There will be prep and preproduction one month prior. These shows are intended to be syndicated throughout America and the world. Hosts and Celebrity Chefs must be available for press and PR shoots and marketing events after taping. These shows are expected to begin development 18 months after the launch of CryptoCake.

Results of Operations

In July 2018, the offering circular for our first public offering of Web Global Holdings, was qualified by the SEC, which was an important milestone in the expansion of our operations and the execution of our business model.

Our cash balance is ($10) as of May 31, 2018. Our cash balance is not sufficient to fund our limited level of operations for any substantive period of time. We have been utilizing, and may continue to utilize, funds from the sale of Company stock and loans payable.

In order to implement our plan of operations for the next twelve-month period, we require a minimum of $5,000,000 of funding. We plan to obtain this funding from the sale of shares of our common stock. We intend to sell these shares of common stock pursuant to our 1-A Registration Statement, qualified on July 30, 2018.

During the six month period ended May 31, 2018, a total of 300,000,000 shares of common stock were sold for a total of $10,000, 8,500 shares of Series C Preferred Stock for a total of $8,500 and received $6,600 in loans payable.

The Six Months Ended May 31, 2018

Due to the acquisition of Allocation Media, Inc. and reverse acquisition accounting (see Note 1 to are unaudited financial statements included in this report), the historical operating results of the Company are that of Allocation Media. Allocation Media was incorporated on August 4, 2017, as such, we do not have comparable financial information for the six months ended May 31, 2017. All results of operations are only for the current six month period ended May 31, 2018.

Operating Expenses: Operating expenses for the six months ended May 31, 2018 were $808,972. Operating expenses for the six months ended May 31, 2018 comprised of general and administrative expenses and stock issuance that accounted for $862,070 in expenses. Operations didn’t commence until August 4, 2017, as such no expenses were incurred for May 31, 2017.

Net Loss: Net loss for the six months ended May 31, 2018 was $862,972. The net loss for the six months ended May 31, 2018 was the result of general and administrative expenses and stock issuance that accounted for $746,792 in expenses. Operations didn’t commence until August 4, 2017, as such no losses were incurred for May 31, 2017.

Liquidity and Capital Resources

We had cash of $33 at November 30, 2017 and ($10) at May 31, 2018. Our capital needs have primarily been met by the sale of our stock and loans payable. We will have additional capital requirements during 2018. We do not expect to be able to satisfy our cash requirements in the near term as we have no current revenue stream. We cannot assure that we will have sufficient capital to finance our growth and business operations or that such capital will be available on terms that are favorable to us or at all. We are currently incurring operating deficits that are expected to continue for the foreseeable future, especially due to the fact that we have significant steps to take to get CryptoCake launched.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have, or are reasonably likely, to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

5

Critical Accounting Policies

We have identified the policies outlined below as critical to our business operations and an understanding of our results of operations. The list is not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by accounting principles generally accepted in the United States, with no need for management's judgment in their application. The impact and any associated risks related to these policies on our business operations is discussed throughout management's Discussion and Analysis or Plan of Operation where such policies affect our reported and expected financial results. Note that our preparation of the financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

Share-Based Compensation

ASC 718, “Compensation – Stock Compensation”, prescribes accounting and reporting standards for all share-based payment transactions in which employee services are acquired. Transactions include incurring liabilities, or issuing or offering to issue shares, options, and other equity instruments such as employee stock ownership plans and stock appreciation rights. Share-based payments to employees, including grants of employee stock options, are recognized as compensation expense in the financial statements based on their fair values. That expense is recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period).

The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of ASC 505-50, “Equity – Based Payments to Non-Employees.” Measurement of share-based payment transactions with non-employees is based on the fair value of whichever is more reliably measurable: (a) the goods or services received; or (b) the equity instruments issued. The fair value of the share-based payment transaction is determined at the earlier of performance commitment date or performance completion date.

The Company’s stock based compensation was $746,792 for the six months ended May 30, 2018.

Going Concern

Our ability to continue as a going concern depends upon our ability to successfully accomplish the plans embodied in our business model and eventually secure other sources of financing and attain profitable operations. To date, we have had no revenue and significant losses. Accordingly, we have depended on sale of Web Global Holdings Shares to fund our operations and there is a risk that we may be unable to obtain the financing, on acceptable terms or at all, necessary to continue our operations. As such, there is substantial doubt regarding our ability to continue as a going concern for a period of one year from the date our unaudited consolidated financial statements are issued. The accompanying unaudited consolidated financial statements do not include any adjustments that might be necessary if we are unable to continue as a going concern. These unaudited consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, or amounts and classification of liabilities that might result from this uncertainty.

Item 2.	Other Information

None.

6

Item 3.	Financial Statements

Web Global Holdings, Inc.
Consolidated Balance Sheet
(Unaudited)

	May 31,	November 30,
	2018	2017
ASSETS
Current Assets
Cash and cash equivalents	$-	$33
Total Current Assets	-	33

TOTAL ASSETS	$-	$33

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current Liabilities
Bank indebtedness	$10	$-
Accounts payable and accrued liabilities	1,955	-
Due to related parties	100,875	6,095
Total Current Liabilities	102,840	6,095

TOTAL LIABILITIES	102,840	6,095

Commitments and contingencies	-	-

Stockholders’ Deficit
Preferred stock: 100,000,000 shares authorized; $0.0001 par value
Series A preferred stock, 20,000,000 shares designated, $0.0001 par value: 10,000,000 shares issued and outstanding	1,000	1,000
Series B Preferred stock, 1,000,000 shares designated, $0.0001 par value: 1,000,000 and 0 shares issued and outstanding, respectively	100	-
Series C Preferred stock, 500,000 shares designated, $0.0001 par value: 8,500 and 0 shares issued and outstanding, respectively	1	-
Common stock: 5,000,000,000 shares authorized, $0.0001 par value:
3,092,668,167 and 2,692,668,167 shares issued and outstanding, respectively	309,267	269,267
Additional paid in capital (deficiency)	455,924	(269,267)
Accumulated deficit	(869,132)	(7,062)
Total Stockholders’ Deficit	(102,840)	(6,062)
TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$-	$33

The accompanying notes are an integral part of these unaudited consolidated financial statements.

7

Web Global Holdings, Inc.
Consolidated Statement of Operations
(Unaudited)

	Three	Six
	Months Ended	Months Ended
	May 31, 2018	May 31, 2018
Revenues	$-	$-

Operating Expenses
General and administration	2,664	4,212
Management fees	50,000	100,000
Stock based compensation	746,792	746,792
Professional fees	9,516	11,066
Total operating expenses	808,972	862,070

Net loss	$(808,972)	$(862,070)

Net loss per common share, Basic and Diluted	$(0.00)	$(0.00)

Weighted average number of common shares outstanding, Basic and Diluted	3,092,668,167	2,957,016,456

The accompanying notes are an integral part of these unaudited consolidated financial statements.

8

Web Global Holdings, Inc.
Consolidated Statement of Stockholders’ Deficit
For the Six Months Ended May 31, 2018
(Unaudited)

	Series A Preferred Stock		Series B Preferred Stock		Series C Preferred Stock		Common Stock
	Number		Number		Number		Number		Additional		Total
	of Shares	Amount	of Shares	Amount	of Shares	Amount	of Shares	Amount	Paid in Capital	Accumulated Deficit	Stockholders’ Deficit
Balance - November 30, 2017	10,000,000	$1,000	-	$-	-	$-	2,692,668,167	$269,267	$(269,267)	$(7,062)	$(6,062)

Common Stock issued for services	-	-	-	-	-	-	100,000,000	10,000	100,000	-	110,000
Common Stock issued for cash	-	-	-	-	-	-	300,000,000	30,000	(20,000)	-	10,000
Adjustment for common stock issued below market	-	-	-	-	-	-	-	-	300,000	-	300,000
Series B Preferred Stock issued for services	-	-	1,000,000	100	-	-	-	-	336,692	-	336,792
Series C Preferred Stock issued for cash	-	-	-	-	8,500	1	-	-	8,499	-	8,500
Net loss	-	-	-	-	-	-	-	-	-	(862,070)	(862,070)
Balance - May 31, 2018	10,000,000	$1,000	1,000,000	$100	8,500	$1	3,092,668,167	$309,267	$455,924	$(869,132)	$(102,840)

The accompanying notes are an integral part of these unaudited consolidated financial statements.

9

Web Global Holdings, Inc.
Consolidated Statement of Cash Flows
(Unaudited)

Six
Months Ended
May 31,
2018

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(862,070)
Adjustments to reconcile net loss to net cash used in operations:
Stock based compensation	746,792
Changes in operating assets and liabilities:
Bank indebtedness	10
Accounts payable and accrued liabilities	1,955
Due to related parties	94,780
Net Cash Used in Operating Activities	(18,533)

CASH FLOWS FROM FINANCING ACTIVITIES:
Common stock issued for cash	10,000
Preferred stock issued for cash	8,500
Net Cash Provided By Financing Activities	18,500

Net increase (decrease) in cash and cash equivalents	(33)
Cash and cash equivalents, beginning of period	33
Cash and cash equivalents, end of period	$-

Supplemental cash flow information
Cash paid for interest	$-
Cash paid for taxes	$-

The accompanying notes are an integral part of these unaudited consolidated financial statements.

10

Web Global Holdings, Inc.

Notes to the Consolidated Financial Statements

May 31, 2018

(Unaudited)

NOTE 1. ORGANIZATION AND BUSINESS

Organization and Operations

Web Global Holdings, Inc., (“Webb”, “we”, “us”, or the “Company”) is a Colorado corporation which was originally incorporated as Online System Services, Inc. on March 22, 1994. Online System Services changed its name to Webb Interactive Services, Inc. on August 31, 1999. On April 6, 2018, the Company changed its name to Web Global Holdings, Inc. The Company trades on OTC Markets PINKS under the symbol “WEBB”.

Following its November 30, 2017, acquisition of 100% ownership interest of Allocation Media Entertainment, a Colorado Corporation (“Allocation Media”) the Company creates and distributes both unscripted and scripted television programming. We specialize in high concept material that is inspiring, entertaining and thought-provoking. Our shows are expected to be distributed to numerous broadcast, cable, syndicated, digital and foreign territories around the world.

Change in Fiscal Year.

On November 30, 2017, our Board of Directors approved a change in our Fiscal Year from December 31 to November 30 in connection with our acquisition of Allocation Media. The change in fiscal year became effective for our 2017 fiscal year, which began on August 4, 2017 (date of inception of Allocation Media) and ended November 30, 2017. Allocation Media had a fiscal year of November 30. Due to reverse acquisition with Allocation Media, all of the financial statements prior to the acquisition date are of Allocation Media and accordingly we have presented consolidation financial statements for the period of inception for Allocation Media, which began on August 4, 2017 and ended on November 30, 2017.

Share Exchange and Reorganization

On November 30, 2017 (the “Effective Date”), Allocation Media Entertainment merged into Web Global Holdings, Inc., and became a 100% subsidiary of Webb. Furthermore, the Company entered into and closed on a share exchange agreement with Webb and its shareholders.

Pursuant to the terms of the share exchange agreement, Webb issued 2,670,000,000 shares of its unregistered common stock and 10,000,000 shares of Series A Preferred Stock to the shareholders of Allocation Media in exchange for 1,000,000 shares of Allocation Media’s common stock, representing 100% of its issued and outstanding common stock and as a result of the share exchange agreement, Allocation Media became a wholly owned subsidiary of Webb.

Immediately prior to the reverse merger, there were 22,668,167 common shares outstanding and no shares of Preferred shares outstanding and Matt Billington was the sole officer/director. On November 23, 2017, Matt Billington resigned sole officer/director and Steve Slome was appointed as CEO and Director. After the reverse merger, the Company had 2,692,668,167 Common shares outstanding and 10,000,000 shares of Preferred shares outstanding.

The shares issued pursuant to the share exchange agreement where physically issued on February 6, 2018 by the Company’s transfer agent. The delay was a result from Mountain Share Transfer begin engaged as the new transfer agent. Previously, Computershare was the transfer agent and a delay occurred in obtaining the shareholder list and documents from Computershare. The shares were treated by the Company as being issued in book form prior to being physically issued by the transfer agent.

11

Allocation Media Entertainment was incorporated in the State of Colorado on August 4, 2017. Allocation Media Entertainment, Inc. was the surviving Company and became a wholly owned subsidiary of Web Global Holdings. Web Global Holdings had no operations, assets or liabilities prior to the reverse merger.

Recapitalization

For financial accounting purposes, this transaction was treated as a reverse acquisition by Allocation Media, and resulted in a recapitalization with Allocation Media being the accounting acquirer and Webb as the acquired company. The consummation of this reverse acquisition resulted in a change of control. Accordingly, the historical financial statements prior to the acquisition are those of the accounting acquirer, Allocation Media and have been prepared to give retroactive effect to the reverse acquisition completed on November 30, 2017, and represent the operations of Allocation Media. The consolidated financial statements after the acquisition date, November 30, 2017 include the balance sheets of both companies at historical cost, the historical results of Allocation Media and the results of the Company from the acquisition date. All share and per share information in the accompanying consolidated financial statements and footnotes has been retroactively restated to reflect the recapitalization.

Going Concern Matters

The accompanying unaudited consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), which contemplates the Company’s continuation as a going concern. The Company has incurred operating losses of $862,070 during the six months ended May 31, 2018 and has an accumulated deficit of $869,132 as of May 31, 2018. In addition, current liabilities exceed current assets by $102,840 as of May 31, 2018.

Management intends to raise additional operating funds through equity and/or debt offerings. However, there can be no assurance management will be successful in its endeavors. See Note 5 – Subsequent Events.

There are no assurances that the Company will be able to either (1) achieve a level of revenues adequate to generate sufficient cash flow from operations; or (2) obtain additional financing through either private placement, public offerings and/or bank financing necessary to support its working capital requirements. To the extent that funds generated from operations and any private placements, public offerings and/or bank financing are insufficient, the Company will have to raise additional working capital. No assurance can be given that additional financing will be available, or if available, will be on terms acceptable to the Company. If adequate working capital is not available to the Company, it may be required to curtail or cease its operations.

Due to uncertainties related to these matters, there exists a substantial doubt about the ability of the Company to continue as a going concern. The accompanying unaudited consolidated financial statements do not include any adjustments related to the recoverability or classification of asset-carrying amounts or the amounts and classification of liabilities that may result should the Company be unable to continue as a going concern.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These consolidated financial statements and related disclosures have been prepared by management and are unaudited. The unaudited consolidated financial statements have been prepared using the accrual basis of accounting in accordance with generally accepted accounting arinciples of the United States (“US GAAP”). The fiscal year end is November 30.

Consolidation Policy

For May 31, 2018, the unaudited consolidated financial statements of the Company include the accounts of the Company and its wholly owned subsidiary, Allocation Media Entertainment. All significant intercompany balances and transactions have been eliminated in consolidation. Prior to November 30, 2017, the financial statements presented are those of Allocation Media.

12

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less, at the date acquired.

Share-Based Expense

ASC 718, ”Compensation – Stock Compensation,” prescribes accounting and reporting standards for all share-based payment transactions in which employee services are acquired. Transactions include incurring liabilities, or issuing or offering to issue shares, options, and other equity instruments such as employee stock ownership plans and stock appreciation rights. Share-based payments to employees, including grants of employee stock options, are recognized as compensation expense in the financial statements based on their fair values. That expense is recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period).

The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of ASC 505-50, ”Equity – Based Payments to Non-Employees.” Measurement of share-based payment transactions with non-employees is based on the fair value of whichever is more reliably measurable: (a) the goods or services received; or (b) the equity instruments issued. The fair value of the share-based payment transaction is determined at the earlier of performance commitment date or performance completion date.

Share-based expense totaled $746,792 for the period ended May 31, 2018.

Earnings per Share

The Company computes basic and diluted earnings per share amounts in accordance with ASC Topic 260, “Earnings per Share.” Basic earnings per share is computed by dividing net income (loss) available to common shareholders by the weighted average number of common shares outstanding during the reporting period. Diluted earnings per share reflects the potential dilution that could occur if stock options and other commitments to issue common stock were exercised or equity awards vest resulting in the issuance of common stock that could share in the earnings of the Company. As of May 31, 2018, convertible preferred shares were dilutive instruments and are not included in the calculation of diluted loss per share as their effect would be antidilutive.

For the period ended May 31, 2018, the following convertible preferred stock were excluded from the computation of diluted net loss per share as the result of the computation was anti-dilutive:

Six Months Ended
May 31, 2018
Series A convertible preferred stock	10,000,000,000
Series C convertible preferred stock	396,667
10,000,396,667

As of May 31, 2018, 10,000,000 shares of the Series A convertible preferred stock can be converted into 10,000,000,000 shares of common stock and 8,500 shares of Series C convertible preferred stock can be converted into 396,667 shares of common stock.

13

Fair value measurements

Fair value is defined as the price that the Company would receive to sell an investment or pay to transfer a liability in a timely transaction with an independent counter-party in the principal market or in the absence of a principal market, the most advantageous market for the investment or liability. A three-tier hierarchy is established to distinguish between (1) inputs that reflect the assumptions market participants would use in pricing an asset or liability developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) inputs that reflect the reporting entity’s own assumptions about the assumptions market participants would use in pricing an asset or liability developed based on the best information available in the circumstances (unobservable inputs); and establishes a classification of fair value measurements for disclosure purposes.

The hierarchy is summarized in the three broad levels listed below:

Level 1	quoted prices in active markets for identical assets and liabilities
Level 2	other significant observable inputs (including quoted prices for similar assets and liabilities, interest rates, credit risk, etc.)
Level 3	significant unobservable inputs (including the Company’s own assumptions in determining the fair value of assets and liabilities).

The Company’s financial instruments consist primarily of cash, accounts payable and due to related parties. The carrying amounts of such financial instruments approximate their respective estimated fair value due to the short-term maturities and approximate market interest rates of these instruments.

There were no transfers between the levels of the fair value hierarchy during the period ended May 31, 2018.

Income taxes

The Company accounts for income taxes in accordance with ASC No. 740, “Income Taxes”. This codification prescribes the use of the asset and liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and for carry-forward tax losses. Deferred taxes are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

Deferred tax liabilities and assets are classified as current or non-current based on the classification of the related asset or liability for financial reporting, or according to the expected reversal dates of the specific temporary differences, if not related to an asset or liability for financial reporting.

The Company accounts for uncertain tax positions in accordance with the provisions of ASC 740, “Income Taxes”. Accounting guidance addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the consolidated financial statements, under which a company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position.

The tax benefits recognized in the consolidated financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Accordingly, the Company would report a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. The Company elects to recognize any interest and penalties, if any, related to unrecognized tax benefits in tax expense.

Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company’s management and legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies relating to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company’s legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought. If the assessment of the contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, the estimated liability would be accrued in the Company’s financial statements.

14

Recently Issued Accounting Standards

Management has considered all recent accounting pronouncements issued. The Company’s management believes that recent pronouncements will not have a material effect on the Company’s financial statements.

NOTE 3. RELATED PARTY CONSIDERATIONS

Due to Related Party

Advancement from related party

During the period ended November 30, 2017, the Company borrowed, from our CEO, a total amount of $6,095 for payments of operating expense on behalf of the Company. As of May 31, 2018 and November 30, 2017, the Company recorded a note payable of $6,905. The note is unsecured and bears no interest and is due upon demand.

Management fees

On December 1, 2017, the Company entered into an employment agreement with our President and CEO for an annual management salary of $100,000. During the six-month period ended May 31, 2018, the Company incurred management salary of $50,000 and made $2,600 payment to him. As of May 31, 2018, the amount due to the related party was $47,400.

On December 1, 2017, the Company entered into an employment agreement with our COO for an annual management salary of $100,000. During the six-month period ended May 31, 2018, the Company incurred management salary of $50,000 and made $2,620 payment to him. As of May 31, 2018, the amount due to the related party was $47,380.

Rent

As our office space needs are limited at the current time, the CEO is providing space for the company without cost.

NOTE 4. STOCKHOLDERS’ DEFICIT

Preferred Stock

The Company has authorized 100,000,000 preferred shares with a par value of $0.0001 per share. The Board of Directors is authorized to divide the authorized shares of Preferred Stock into one or more series, each of which shall be so designated as to distinguish the shares thereof from the shares of all other series and classes.

Series A Preferred Stock

The Company has designated 20,000,000 shares of Series A Convertible Preferred Stock. At May 31, 2018 and November 30, 2017, we had 10,000,000 shares of Series A Convertible Preferred Stock issued and outstanding, respectively.

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The designations, rights and preferences of the Series A Preferred include:

•

Initially, there will be no dividends due or payable on the Series A Preferred Stock. Any future terms with respect to dividends shall be determined by the Board consistent with the Corporation’s Certificate of Incorporation. Any and all such future terms concerning dividends shall be reflected in an amendment to this Certificate, which the Board shall promptly file or cause to be filed.

•

All shares of the Series A Preferred Stock shall rank (i) senior to the Corporation’s Common Stock and any other class or series of capital stock of the Corporation hereafter created, (ii) pari passu with any class or series of capital stock of the Corporation hereafter created and specifically ranking, by its terms, on par with the Series A Preferred Stock and (iii) junior to any class or series of capital stock of the Corporation hereafter created specifically ranking, by its terms, senior to the Series A Preferred Stock, in each case as to distribution of assets upon liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary.

•	The Series A Preferred shall have no liquidation preference over any other class of stock.

•

Each holder of outstanding shares of Series A Preferred Stock shall be entitled to the number of votes equal to equal to one thousand (1,000) Common Shares. Except as provided by law, or by the provisions establishing any other series of Preferred Stock, holders of Series A Preferred Stock and of any other outstanding series of Preferred Stock shall vote together with the holders of Common Stock as a single class.

•

Each holder of shares of Series A Preferred Stock may, at any time and from time to time, convert (an “Optional Conversion”) each of its shares of Series A Preferred Stock into a 1,000 of fully paid and nonassessable shares of Common Stock; provided, however, that any Optional Conversion must involve the issuance of at least 100 shares of Common Stock.

•

In the event of a reverse split the conversion ratio shall not be change. However, in the event a forward split shall occur then the conversion ratio shall be modified to be increased by the same ratio as the forward split.

The company has evaluated the Series A Preferred Stock in accordance with ASC 815 and has determined their conversion options were for equity and ASC 815 does not apply.

The company has evaluated the Series A Preferred Stock in accordance with FASB ASC Subtopic 470-20, and has determined that there is no beneficial conversion feature that must be accounted.

Series B Convertible Preferred Stock

The Company has designated 1,000,000 shares of Series B Convertible Preferred Stock. At May 31, 2018 and November 30, 2017, we had 1,000,000 shares and 0 shares of Series B Convertible Preferred Stock issued and outstanding, respectively.

The designations, rights and preferences of the Series B Preferred include:

•

Except as otherwise required by law, holders of Series B Preferred Stock shall have no special voting rights and their consent shall not be required (except to the extent they are entitled to vote with holders of Common Stock or any other class or series of preferred stock) for the taking of any corporate action.

•

Conversion at the Option of the Holder. From 24 months from the date of issuance, each holder of shares of Series B Preferred Stock may, at any time and from time to time, convert (an “Optional Conversion”) each of its shares of Series B Preferred Stock into fully paid and nonassessable shares of Common Stock at a rate equal to 9.9% of the Common Stock. However, the holders of the Series B Preferred Stock are limited to ownership of 9.9% of the company’s common stock.

•

AntiDilution. For a period of 24 months after the Preferred is convertible, the conversion price of the Series B Preferred will be subject to adjustment to prevent dilution in the event that the Company issues additional shares at a purchase price less than the applicable conversion price. The conversion price will be subject to adjustment on a weighted basis that takes into account issuances of additional shares. At the expiration of the antidilution period, the conversion rate shall be equal to a conversion rate equal to 9.9% on the Common Stock.

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On December 4, 2017, the Company entered into a consulting agreement with Novus Group., an unrelated third party, to assist in the review of our business, operations, financial performance and development initiatives to provide advice to the Company in connection with capital raise transactions and formulation of strategies and introduction to prospective private institutional financial investors. We issued the consultant 1,000,000 shares of Series B preferred stock valued at $336,792 as consideration for its services under the Consulting Agreement.

The company has evaluated the Series B Preferred Stock in accordance with ASC 815 and has determined their conversion options were for equity and ASC 815 does not apply.

The company has evaluated the Series B Preferred Stock in accordance with FASB ASC Subtopic 470-20, and has determined that there is no beneficial conversion feature that must be accounted.

Series C Convertible Preferred Stock

The Company has designated 500,000 shares of Series C Convertible Preferred Stock. At May 31, 2018 and November 30, 2017, we had 8,500 and 0 shares of Series C Convertible Preferred Stock issued and outstanding, respectively.

•	Except as otherwise required by law, holders of Series C Preferred Stock shall have no special voting rights and their consent shall not be required (except to the extent they are entitled to vote with holders of Common Stock or any other class or series of preferred stock) for the taking of any corporate action.

•	Conversion at the Option of the Holder. Each holder of shares of Series C Preferred Stock may, at any time and from time to time, convert (an “Optional Conversion”) each of its shares of Series C Preferred Stock into fully paid and non-assessable shares of Common Stock at a rate equal to $1.40 dividend by the market price. Which is defined as the last sale of the common stock at the end of the previous trading day. For example, if the stock closed $0.03 then each share of Series C would convert at a rate of 46.66 shares of Common Stock for each 1 share of Series C Preferred.

•	In the event of a reverse split the conversion ratio shall not be change. However, in the event a forward split shall occur then the conversion ratio shall be modified to be increased by the same ratio as the forward split.

•	The company has evaluated the Series C Preferred Stock in accordance with ASC 815 and has determined their conversion options were for equity and ASC 815 does not apply.

•	The company has evaluated the Series C Preferred Stock in accordance with FASB ASC Subtopic 470-20, and has determined that there is no beneficial conversion feature that must be accounted.

During the six-month period ended May 31, 2018, the Company issued 8,500 shares of Series C preferred stock to unrelated third parties for cash proceeds of $8,500.

The company has evaluated the Series C Preferred Stock in accordance with ASC 815 and has determined their conversion options were for equity and ASC 815 does not apply.

The company has evaluated the Series C Preferred Stock in accordance with FASB ASC Subtopic 470-20, and has determined that there is no beneficial conversion feature that must be accounted.

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Common Stock

The Company has authorized 5,000,000,000 common shares with a par value of $0.0001 per share. Each common share entitles the holder to one vote, in person or proxy, on any matter on which action of the stockholders of the corporation is sought.

On December 4, 2017, the Company issued 100,000,000 shares of common stock valued at $110,000 based on market price of $0.0011 per share to our former CEO for past services rendered.

On December 22, 2017, the Company issued 300,000,000 shares of common stock valued at $330,000 to an unrelated third party for cash proceeds of $10,000.

As at May 31, 2018 and November 30, 2017, the Company had 3,092,668,167 and 2,692,668,167 shares of common stock issued and outstanding, respectively.

NOTE 5. SUBSEQUENT EVENTS

Management has evaluated events occurring between the end of the fiscal year, November 30, 2017 to the date when the financial statements were issued:

•	On August 22, 2018, the Company formed CryptoCake, Inc in Colorado.

•	The Company has received approximately $435,000 from friends and family of our officers and director. The $435,000 is being used to produce the pilots for the Company’s OTT (over-the-top) programs on CryptoCake. The $435,000 was raised as convertible notes that require a 24-month hold before being converted into common shares at a rate of $0.005 per share.

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Item 4.	Exhibits

Exhibit No.	Description

1A-2A	Certificate of Incorporation, as filed with the Colorado Secretary of State (incorporated by reference to Exhibit 1-A-2.1A to the Company’s Form 1-A filed on July 23, 2018)).
1A-2B	Series A Preferred Stock, as filed with the Colorado Secretary of State (incorporated by reference to Exhibit 1A-2.1B to the Company’s Form 1-A filed on July 23, 2018)
1A-2C	Amended Series A Preferred Stock, as filed with the Colorado Secretary of State (incorporated by reference to Exhibit 1A-2.1C to the Company’s Form 1-A filed on July 23, 2018)
1A-2D	Series B Preferred Stock, as filed with the Colorado Secretary of State (incorporated by reference to Exhibit 1A- 2.1D to the Company’s Form 1-A filed on July 23, 2018)
1A-2E	Series C Preferred Stock, as filed with the Colorado Secretary of State (incorporated by reference to Exhibit 1A-2.1E to the Company’s Form 1-A filed on July 23, 2018)
1A-2F	By-laws (incorporated by reference to Exhibit 1A-2.1F to the Company’s Form 1-A filed on July 23, 2018)
1A-15.1	Set design for CyptoCake (incorporated by reference to Exhibit 1A-15.1 to the Company’s Form 1-A filed on July 23, 2018)
1A-15.2	Set design for Celebrity Meal Time (incorporated by reference to Exhibit 1-A-15.2 to the Company’s Form 1-A filed on July 23, 2018)
1A-15.3	Set design for Feeding the Pros (incorporated by reference to Exhibit 1A-15.3 to the Company’s Form 1-A filed on July 23, 2018)

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WEB GLOBAL HOLDINGS, INC.

Dated: August 27, 2018	By:	/s/ Steve Slome
Steve Slome
Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated

WEB GLOBAL HOLDINGS, INC.

Dated: August 27, 2018	By:	/s/ Steve Slome
	Name:	Steve Slome
	Title:	Chief Executive Officer and Director (principal executive officer, principal accounting officer)

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